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                                  EXHIBIT 99.1

                        UNITED COMMUNITY FINANCIAL CORP.
                             275 Federal Plaza West
                           Youngstown, Ohio 44503-1203


FOR IMMEDIATE RELEASE


                                                              Patrick A. Kelly
                                                       Chief Financial Officer
                                                     (330) 742-0500, Ext. 2592

          UNITED COMMUNITY FINANCIAL CORP. ANNOUNCES SELF-TENDER OFFER


         January 26, 2004 - United Community Financial Corp. (Nasdaq: UCFC) announced today that it will commence a self-tender offer on January 28, 2004 for up to 4,000,000 of its common shares, or approximately 11.7% of its outstanding common shares.

         The tender offer will allow shareholders to tender their shares at a price of $12.50 per share. If more than 4,000,000 shares are tendered, tendering shareholders beneficially owning fewer than 100 shares will have their shares purchased without proration. Other shares will be purchased pro rata. The offer is, however, subject to other conditions as described in the Offer to Purchase. The tender offer and withdrawal rights will expire at 5:00 p.m., Eastern Time, on March 1, 2004, unless the offer is extended.

         UCFC is making this offer because management believes that, given the current market price of the shares, the purchase of the shares on the terms and conditions outlined in the Offer to Purchase is an attractive investment for UCFC and will help it to utilize more effectively its capital base and maximize shareholder value. This offer will provide liquidity to UCFC's shareholders by giving them an opportunity to sell all or part of their investment in shares on potentially more favorable terms than would otherwise be available in the financial markets.

         Keefe, Bruyette & Woods will act as dealer manager and information agent for the tender offer. Registrar and Transfer Company will serve as the depositary.

         Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the tender offer, including complete instructions on tendering procedures, along with the transmittal forms and other data will be mailed to shareholders beginning January 28, 2004.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.


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         This announcement is neither an offer to purchase nor a solicitation of an offer to sell common shares of United Community Financial Corp. The offer is made solely by the Offer to Purchase, dated January 28, 2004 and the related Letter of Transmittal.

United Community Financial Corp. is the holding company for The Home Savings and Loan Company (Home Savings) and Butler Wick Corp. (Butler Wick), both headquartered in Youngstown, Ohio. Home Savings operates 35 full-service banking offices and 5 loan production offices located throughout Northern Ohio and Western Pennsylvania. Butler Wick has 13 office locations providing full service retail brokerage, capital markets and trust services through Ohio and Western Pennsylvania. Additional information on United Community may be found on United Community's web site: www.ucfconline.com.